PARALAND REALMS, INC.

(formerly Paraland Realms LLC)

Financial Statements

As of December 31, 2025 and 2024

PARALAND REALMS, INC.

(formerly Paraland Realms LLC)

Table of Contents

Independent Accountant's Review Report

To: Paraland Realms, Inc. Management

We have reviewed the accompanying financial statements of Paraland Realms, Inc. (the Company), which comprise the balance sheets as of December 31, 2025 and 2024, and the related statements of operations, member's equity, and cash flows for the year ended December 31, 2025 and the period from June 20, 2024 (inception) through December 31, 2024, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements: Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility: Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion: Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

October 28, 2026

Gabriel Blanco, CPA

Lic# AC47901CPA
Real Accounting Solution
Miami, Florida

PARALAND REALMS, INC.

(formerly Paraland Realms LLC)

BALANCE SHEETS

December 31, 2025 and 2024

	2025	2024
ASSETS		
Current assets		
Cash	$ 2,030.25	$ 2,820.77
Total current assets	**2,030.25**	**2,820.77**
Equipment, net of accumulated depreciation of 1,167.80 and 166.83	1,835.11	2,836.08
TOTAL ASSETS	**$ 3,865.36**	**$ 5,656.85**
LIABILITIES AND MEMBER'S EQUITY		
Current liabilities		
Credit card payable	$ -	$ 739.45
Accrued franchise tax	800.00	800.00
Total liabilities	**800.00**	**1,539.45**
Member's equity		
Member's contributions	42,633.08	8,046.79
Member's distributions	(4,725.03)	(85.28)
Accumulated deficit	(34,842.69)	(3,844.11)
Total member's equity	**3,065.36**	**4,117.40**
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$ 3,865.36**	**$ 5,656.85**

PARALAND REALMS, INC.

(formerly Paraland Realms LLC)

STATEMENTS OF OPERATIONS

Year ended December 31, 2025 and the period from June 20, 2024 (inception) through December 31, 2024

	2025	**2024 (from inception)**
Revenue	**$ -**	**$ -**
Operating expenses		
Production costs - pilot episode	9,825.52	-
Product development (Vizwar)	59.27	107.11
Contract and writing services	748.10	-
Legal and IP registration fees	1,499.00	-
Marketing and promotion	4,651.98	-
Travel and events	7,783.16	335.80
Meals	2,711.72	1,731.81
Software, website and subscriptions	1,018.98	318.00
Research	216.32	180.00
Vehicle and fuel	1,026.72	28.42
Taxes, licenses and filing fees	257.66	-
California LLC annual tax (accrued)	800.00	800.00
Depreciation	1,000.97	166.83
Other general and administrative	684.62	176.14
Total operating expenses	**32,284.02**	**3,844.11**
Operating loss	**(32,284.02)**	**(3,844.11)**
Other income - credit card rewards	1,285.44	-
NET LOSS	**$ (30,998.58)**	**$ (3,844.11)**

PARALAND REALMS, INC.

(formerly Paraland Realms LLC)

STATEMENTS OF MEMBER'S EQUITY

Year ended December 31, 2025 and the period from June 20, 2024 (inception) through December 31, 2024

	Contributions	Distributions	Accumulated deficit	Total
Balance, June 20, 2024 (inception)	**$ -**	**-**	**-**	**$ -**
Contributions	8,046.79	-	-	8,046.79
Distributions	-	(85.28)	-	(85.28)
Net loss	-	-	(3,844.11)	(3,844.11)
Balance, December 31, 2024	**$ 8,046.79**	**(85.28)**	**(3,844.11)**	**$ 4,117.40**
Contributions	34,586.29	-	-	34,586.29
Distributions	-	(4,639.75)	-	(4,639.75)
Net loss	-	-	(30,998.58)	(30,998.58)
Balance, December 31, 2025	**$ 42,633.08**	**(4,725.03)**	**(34,842.69)**	**$ 3,065.36**

PARALAND REALMS, INC.

(formerly Paraland Realms LLC)

STATEMENTS OF CASH FLOWS

Year ended December 31, 2025 and the period from June 20, 2024 (inception) through December 31, 2024

	2025	**2024 (from inception)**
Cash flows from operating activities		
Net loss	$ (30,998.58)	$ (3,844.11)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	1,000.97	166.83
Operating charges settled directly by owner (non-cash)	21,846.54	1,461.51
Equipment and deferred offering costs purchased on credit card (non-cash)	-	(3,002.91)
Change in credit card payable	(739.45)	739.45
Change in accrued franchise tax	-	800.00
Net cash used in operating activities	**(8,890.52)**	**(3,679.23)**
Cash flows from financing activities		
Owner cash contributions	8,100.00	6,500.00
Net cash provided by financing activities	**8,100.00**	**6,500.00**
Net change in cash	**(790.52)**	**2,820.77**
Cash, beginning of period	2,820.77	-
Cash, end of period	**$ 2,030.25**	**$ 2,820.77**
Supplemental non-cash disclosures		
Credit card charges settled directly by owner	26,486.29	1,546.79
Equipment purchased on credit card	-	3,002.91
Personal charges on credit card treated as owner distributions	4,639.75	85.28

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Paraland Realms, Inc. (the "Company") was organized as Paraland Realms LLC, a California limited liability company, on June 20, 2024 and began business on that date. On August 21, 2026, the Company converted into a California stock corporation.

The Company is a pre-seed entertainment company and animation studio developing an animated series, a virtual-reality game and a toy game set in a single fantasy world. It is headquartered in Los Angeles, California and has not generated revenue. The Company intends to raise capital through an offering of common stock under Regulation Crowdfunding.

The financial statements for the periods presented are those of the Company when it was a limited liability company; accordingly, equity is presented as member's equity. The conversion is described in Note 9.

NOTE 2 - GOING CONCERN AND LIQUIDITY

The Company has no revenue, incurred a net loss of $30,998.58 for the year ended December 31, 2025 and $3,844.11 for the period ended December 31, 2024, and had cash of $2,030.25 at December 31, 2025. Operations to date have been funded by contributions from the member, who is under no written obligation to continue funding. These conditions raise substantial doubt about the Company's ability to continue as a going concern for one year after the date the financial statements are issued.

Management plans to fund operations through the proposed Regulation Crowdfunding offering, a later private placement under Regulation D, and continued funding by the member until the offering is completed. There is no assurance these plans will be successful. The financial statements do not include any adjustments that might result from this uncertainty.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation. The financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The Company's fiscal year ends December 31.

Use of estimates. Preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts. Actual results could differ.

Cash. Cash consists of a business checking account. The Company held no cash equivalents.

Equipment. Equipment is stated at cost and depreciated on a straight-line basis over three years. Purchases under $1,000 are expensed.

Production and product development costs. Management intends to use the pilot episode for future distribution to earn revenue. Because the Company has no distribution or licensing agreements from which recovery of the costs can be demonstrated, and the copyrights are held by the Chief Executive Officer (Note 7), the costs of producing the pilot episode are expensed as incurred. Costs of developing prototypes are research and development costs and are expensed as incurred.

Deferred offering costs. Costs directly attributable to the proposed equity offering are deferred and charged against offering proceeds when the offering closes, or expensed if the offering is abandoned.

Comprehensive loss. Net loss equals comprehensive loss for each period presented.

Marketing and promotion. These costs are expensed as incurred.

Revenue. The Company has not yet earned revenue. Revenue will be recognized under ASC 606 when it begins.

NOTE 4 - EQUIPMENT

Equipment consists of one computer purchased in November 2024 for $3,002.91, with accumulated depreciation of $1,167.80 at December 31, 2025 and $166.83 at December 31, 2024. Depreciation expense was $1,000.97 in 2025 and $166.83 in 2024.

NOTE 5 - CREDIT CARD PAYABLE

The Company uses a business credit card. The balance was $0.00 at December 31, 2025 and $739.45 at December 31, 2024. The member pays the card directly from personal funds and does not expect repayment (Note 6).

NOTE 6 - MEMBER'S EQUITY

The member contributed cash of $6,500.00 in 2024 and $8,100.00 in 2025. The member also paid credit card balances of the Company directly from personal funds totaling $1,546.79 in 2024 and $26,486.29 in 2025; these are recorded as non-cash contributions. The member is not seeking repayment of any amount.

Personal items charged to the Company card and paid by the member, totaling $4,639.75 in 2025 (none in 2024), are recorded as distributions to the member rather than Company expenses.

NOTE 7 - RELATED-PARTY TRANSACTIONS

The Company's Chief Financial Officer is the spouse of the Chief Executive Officer and holds no equity in the Company. In September 2025 the founder bought a computer as a personal gift to the Chief Financial Officer, with no expectation of return. The purchase was charged to the Company credit card, which the founder settled personally. The computer belongs to the Chief Financial Officer and is not a Company asset. The Company also paid costs of a vehicle and a phone owned by the founder. These items are used partly for Company activities; the business portion, based on management's estimate of use (about 10% for the computer, 25% for the vehicle and 50% for the phone), is expensed and the remainder is treated as a distribution.

No salary, reimbursements or loans were paid to officers or family members in the periods presented. The Chief Executive Officer personally owns the copyrights in the Paraland works. Written, royalty-free permission has allowed the Company to produce, distribute, license and earn revenue from the Paraland works, including the pilot, since the Company was formed, and continues until a formal copyright transfer is completed. After a successful capital raise, the Chief Executive Officer intends to transfer the copyrights to the Company without compensation, subject to a right to regain them if the Company ceases to exist. No transfer has been completed.

NOTE 8 - INCOME TAXES

While a limited liability company, the Company was a disregarded entity for federal and California income tax purposes, and no provision for income taxes was recorded. California imposes an annual limited liability company tax of $800, which is expensed in the year to which it relates and shown as accrued franchise tax when unpaid at year end. Following the conversion, the Company is taxed as a C corporation and will account for income taxes under ASC 740.

NOTE 9 - COMMITMENTS, CONTINGENCIES AND SUBSEQUENT EVENTS

Commitments and contingencies. Management states that no amounts are owed other than those recorded, and that there are no lawsuits, leases or other commitments.

Subsequent events. On August 21, 2026, the Company converted from a California limited liability company to a California stock corporation. The Company is authorized to issue 20,000,000 shares of common stock, one class. The member's interest was exchanged for 19,500,000 shares held by the sole shareholder, the CEO. Management states that there are no SAFEs, convertible notes, options or other commitments to issue equity.

In August 2026 the Company paid $2,500 to a funding portal for its planned Regulation Crowdfunding offering, recorded as a deferred offering cost, and expects to pay the portal 4.5% of securities sold. Management has evaluated subsequent events through October 28, 2026, the date the financial statements were available to be issued.